THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

November 20, 2009

Mr. H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Monar International, Inc.
Form S-1 Registration Statement
File No. 333-161566

Dear Mr. Owings:

Pursuant to my telephone conversation with Robert Errett today, please be advised as follows:

Future Sales by Existing Shareholders

1.	Reference to the SEC has been deleted.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Monar International, Inc.